UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 19)*

                             VELOCITY EXPRESS CORP.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.004 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    92257T103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                             MICHAEL W. SCHLEY, ESQ.
                       LARKIN HOFFMAN DALY & LINDGREN LTD.
                             1500 WELLS FARGO PLAZA
                            7900 XERXES AVENUE SOUTH
                           MINNEAPOLIS, MN 55431-1194
                                 (952) 835-3800
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 21, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No.         92257T103
         ---------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Richard Neslund and Mabeth Neslund

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)

3.       SEC Use Only

4.       Source of Funds (See Instructions)

         Antidilution Adjustment Only

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

         United States

                  7.    Sole Voting Power

                        21,728,675 shares of common stock (377,113 of which are
Number of               common shares, 692,187 of which are represented by
Shares                  warrants to purchase common stock, 5,781,064 of which
Beneficially            are represented by 195,453 shares of Series F
Owned by Each           Convertible Preferred stock convertible into common
Reporting               stock, 2,526,528 of which are represented by 50,000
Person With             shares of Series H Convertible Preferred stock
                        convertible into common stock and 12,351,783 of which are represented by 833,333 shares of Series I
                        Convertible Preferred stock convertible into common stock).

                  8.    Shared Voting Power

                  9.    Sole Dispositive Power

                        21,728,675 shares of common stock (377,113 of which are common shares, 692,187 of which are represented by warrants to purchase common stock, 5,781,064 of which are represented by 195,453 shares of Series F Convertible Preferred stock convertible into common stock, 2,526,528 of which are represented by 50,000 shares of Series H Convertible Preferred stock convertible into common stock and 12,351,783 of which are represented by 833,333 shares of Series I Convertible Preferred stock convertible into common stock).

                  10.   Shared Dispositive Power

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         21,728,675 shares of common stock (377,113 of which are common shares, 692,187 of which are represented by warrants to purchase common stock, 5,781,064 of which are represented by 195,453 shares of Series F Convertible Preferred stock convertible into common stock, 2,526,528 of which are represented by 50,000 shares of Series H Convertible Preferred stock convertible into common stock and 12,351,783 of which are represented by 833,333 shares of Series I Convertible Preferred stock convertible into common stock).

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount if Row (11)

         62.5

14.      Type of Reporting Person (See Instructions)

         IN

Note: Information in this Amendment to Schedule 13D is as of the date of event shown on the cover page hereof.

The Reporting Persons (defined below) have engaged in no transactions in the Issuer's securities since filing the most recently required Amendment to
Schedule 13D and disclaim any obligation to file this Amendment.

Information regarding the number of shares issuable upon conversion of shares of preferred stock is based upon calculations provided by the Issuer to the Reporting Persons. The Reporting Persons reserve the right to correct such numbers if they determine that such calculations are not accurate.

For purposes of the Series I Preferred Stock, the term "ownership" refers to the right to receive shares of Series I Preferred Stock upon shareholder approval of the issuance of the Series I Preferred Stock.

Item 1.  Security and Issuer

         The name of the Issuer is Velocity Express Corp. (the "Issuer") and the address of its principal office is One Morningside Drive North, Building B-Suite 300, Westport, CT 06880. The title of the class of equity security to which this statement relates is Common Stock.

Item 2.  Identity and Background

         This statement is filed jointly by Richard Neslund and Mabeth Neslund, who affirm that they do not constitute a group (together, the "Reporting Persons").

(a).     Richard Neslund and Mabeth Neslund

(b).     15210 Wayzata Boulevard
         Wayzata, MN 55391

(c). Mr. Neslund is President of Park Avenue of Wayzata, Inc. The address of the principal office of Park Avenue of Wayzata, Inc. is 15210 Wayzata Boulevard, Wayzata, Minnesota 55391.

(d). Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).     Both of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

No funds were involved as this Amendment relates only to antidilution adjustments.

Item 4.  Purpose of Transaction

The Reporting Persons beneficially acquired the shares of common stock of the Issuer reported herein for investment purposes. The Reporting Persons reserve the right to purchase additional shares or to sell shares if they deem such action to be in their best interest.

The Reporting Persons do not have any specific plans or proposals respecting (i) any extraordinary corporate transactions affecting the Issuer such as a merger, reorganization, or liquidation; (ii) a sale or transfer of a material amount of the shares of the Issuer owned by them; (iii) changes in the Issuer's board of directors or management or to change the number or term of directors or to fill any existing vacancies on the board; (iv) changes in the present capitalization or dividend policy of the Issuer; (v) any material changes to the business or corporate structure; (vi) any changes in the Issuer's charter, bylaws or instruments which may impede the acquisition of control or the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted or to cease being authorized to be quoted; (viii) causing the termination of registration of any class of the Issuer's securities; (ix) any similarly-enumerated actions.

Item 5.  Interest in Securities of the Issuer

(a). As of December 21, 2004, the Reporting Persons beneficially own 21,728,675 shares of common stock (377,113 of which are common shares, 692,187 of which are represented by warrants to purchase common stock, 5,781,064 of which are represented by 195,453 shares of Series F Convertible Preferred stock convertible into common stock and 2,526,528 of which are represented by 50,000 shares of Series H Convertible Preferred stock convertible into common stock and 12,351,783 of which are represented by 833,333 shares of Series I Convertible Preferred Stock convertible into common stock).

         These shares represent 62.5% of the outstanding common stock of the Issuer computed accordance with Rule 13d-3. The number of shares outstanding is based upon the most recent information included in the Issuer's Forms 10-Q and 10-K or as provided by the Issuer to the Reporting Persons.

         In connection with an investment in the Issuer by certain other beneficial owners, Richard Neslund, one of the Reporting Persons, and other shareholders of the Issuer entered into two Voting Agreements. This description of the Voting Agreements is based upon the descriptions in the Schedule 13D amendment filed on January 1, 2005 by TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., TH Lee Putnam Fund Advisors, L.P., TH Lee Putnam Fund Advisors, LLC, TH Lee Global Internet Managers, L.P., TH Lee Global Internet Advisors, LLC, THLi Co Investment Partners, LLC, Blue Star I, LLC, and Thomas H. Lee (referred to, collectively, as "THLPV") and upon the Schedule 14A filed by the Issuer on January 31, 2005.

         The Issuer entered into a Purchase Agreement dated December 21, 2004 (the "Note Purchase Agreement") with Special Situations Fund III, L.P., and certain of its affiliates, Scorpion Capital Partners, L.P. and certain of its affiliates, Pequot Scout Fund, L.P. and certain of its affiliates, Vincent Wasik, the Issuer's Chief Executive Officer, and other accredited investors (collectively, the "New Investors") and THLPV to purchase convertible notes from the Issuer (the "Notes"). The issuance of the Notes to the New Investors was conditioned upon entry into the Voting Agreements by THLPV, by Richard Neslund, one of the Reporting Persons and by MCG Global LLC, a Delaware limited liability company and certain of its affiliates, East River Ventures II LP, a Delaware limited partnership and certain of its affiliates, Homepoint Liquidating Trust, Neuberger Berman, LLC, a Delaware limited liability company and certain of its affiliates, Vincent A. Wasik, an individual ("Wasik") (collectively the "Other Investors") and other conditions. The Voting Agreements obligate Richard Neslund and others to vote in favor of a number of proposals necessary to fully implement the transactions contemplated by the Note Purchase Agreement.

         If these proposals are adopted by the Issuer's stockholders as contemplated by the Voting Agreements, all of the Issuer's existing classes of Preferred Stock, including the shares of Series F, Series H, and Series I held by the Reporting Persons will be converted into shares of Common Stock without any adjustment to the conversion price based on the issuance of the Series M Preferred Stock.

         Pursuant to the Voting Agreements, two-thirds of the holders of each outstanding series of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series F Preferred Stock (some of which is held by the Reporting Persons), Series G Preferred Stock and Series H Preferred Stock (some of which is held by the Reporting Persons), as well as two-thirds of the holders of the Series I Preferred Stock (some of which is to be issued to the Reporting Persons), Series J Preferred Stock, Series K Preferred Stock and Series L Preferred Stock to be issued upon shareholder approval, have agreed to vote in favor of the Proposals as a condition to the issuance of the Notes to the New Investors.

         Certain holders of various classes of the Issuer's Preferred Stock, including Richard Neslund, have agreed not to convert their Preferred stock into Common Stock prior to approval of such series of Preferred Stock by the Issuer's shareholders.

         In computing their beneficial ownership, the Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Exchange Act with THLPV, the Other Investors and the New Investors as a result of their entry into the Voting Agreements described above. As a result, the Reporting Persons may be deemed to be the beneficial owner of shares beneficially owned by each of THLPV, the Other Investors and the New Investors. The Reporting Persons disclaim beneficial ownership of any securities which are owned by THLPV or any of the Other Investors or the New Investors and such securities are not included in the Reporting Persons' holdings as beneficially owned. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own any securities issued by the Issuer beneficially owned by THLPV, the Other Investors or the New Investors.

(b). The Reporting Persons have sole power to vote or to direct the vote of all of shares as described in Item 5(a).

(c). The number of shares of common stock issuable upon conversion of the Series F Convertible Preferred Stock owned by the Reporting Persons has increased by 488,159 pursuant to the antidilution provisions of the Series F Convertible Preferred Stock and the number of shares of common stock issuable upon conversion of the Series H Convertible Preferred Stock owned by the Reporting Persons has increased by 213,855 pursuant to the antidilution provisions of the Series H Convertible Preferred Stock and the number of shares of common stock issuable upon conversion of the Series I Convertible Preferred Stock owned by the Reporting Persons has increased by 1,039,562 pursuant to the antidilution provisions of the Series I Convertible Preferred Stock triggered by the Issuer's sale of additional securities on December 21, 2004. The Reporting Persons did not engage in any transactions in the Issuer's common stock nor in any other security of the Issuer.

(d).     Not applicable.

(e).     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Materials to Be Filed as Exhibits

Not applicable.







SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      02-14-2005                 /s/ Michael W. Schley as Attorney-in-Fact
        ------------------             -----------------------------------------
                                       Richard Neslund

                                       /s/ Michael W. Schley as Attorney-in-Fact
                                       -----------------------------------------
                                       Mabeth Neslund